Mail Stop 3561
	December 8, 2005


Mark Andrews
Chief Executive Officer
Castle Brands, Inc.
570 Lexington Avenue, 29th Floor
New York, New York 10022

          Re:	Castle Brands, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed November 16, 2005
	File No. 333-128676

Dear Mr. Andrews:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1
1. The summary is intended to provide a brief overview of the key aspects of the offering. Please remove the subsection "Risk Factors," as this information is provided in more detail further into the prospectus. Please also relocate the subsection "Trademarks" as the information does not relate to the offering. See Instruction to
Item 503(a) of Regulation S-K.


2. Please refer to comment 5 in our letter dated October 28, 2005. We note your response, but do not believe you have provided adequate support for some of the qualitative and comparative statements contained in the summary and throughout your prospectus. For example, we note the statement appearing in this section that "Boru
Vodka...is one of the few premium vodkas produced in Ireland and also
one of the largest selling premium vodkas in Ireland."  We also note
your reference to "Knappogue Castle 1951, one of the oldest and rarest commercially available Irish whiskeys...."  If you are unable
to provide support, please delete the qualitative and comparative statements. Revise throughout your prospectus as necessary. Management`s Discussion and Analysis, page 31

Operations Overview, page 33
3. Please refer to comment 11 in our letter dated October 28, 2005.
We note your revised disclosure discussing the material opportunities, challenges and risks you face in the industry. As requested previously, please further revise your disclosure to discuss the actions you are taking to address each that you identify.
Please refer to SEC Release No. 33-8350 for additional guidance.
4. We note the disclosure at the top of page 35 indicating you may seek acquisitions and other new business relationships. Please clearly disclosure whether you currently have any plans, intentions or arrangements to engage in an acquisition.
5. Please discuss in greater detail the growth and sales rates for each of your brands. For example, we note disclosure at the top of page 35 indicating you see particular opportunities in the premium end of the spirits market and you refer to expected growth rates in premium categories. Please discuss in greater detail the growth rates to which you refer and identify those liquor brands where you expect to realize increased sales and growth rates.

Results of Operations, page 38
6. We reviewed your response to comment 14 in our letter dated October 28, 2005 and your revised disclosure in Amendment No. 1 to Form S-1. We reissue the comment. Please ensure you provide quantification of the extent to which each change contributed to the overall change in that line item.  For example, with respect to the
increase in net sales from the six month period ended September
30,
2004 as compared to the six month period ended September 30, 2005, you should quantify the extent to which the change in product mix and the increase in case sales of new and existing brands, including increased case sales attributable to the establishment of your US distribution agreement for Gosling`s rums, your Gosling-Castle Partners global export venture, your Pallini agency agreement, and incremental case sales of your other brands, contributed to the overall change. Likewise, with respect to the increase in net sales from the fiscal year ended March 31, 2004 as compared to the fiscal
year ended March 31, 2005, you should quantify the extent to which the change in product mix, the acquisition of Roaring Water Bay, and the increase in case sales, including increased case sales attributable to your acquisition of Roaring Water Bay, the addition of your Gosling`s and Pallini distribution agreements, and incremental case sales of your other brands, contributed to the
overall change.  See Item 303(a) of Regulation   S-K and SEC
Release
No. 33-8350.

Management, page 71
Agreements with Named Executive Officers, page 79
7. Please refer to comment 25 in our letter dated October 28,
2005.
We note that you maintain consulting agreements with Messrs.
Phelan
and Rigney. As requested previously, please discuss in greater detail the nature of these consulting arrangements. Please also disclose whether the terms of the consulting agreements, including related fees, are no less favorable than those that the company could have obtained from unaffiliated third parties.
Security Ownership of Certain Beneficial Owners and Management,
page
88
8. Please refer to comment 26 in our letter dated October 28, 2005.
It does not appear that you have identified the person(s) who have voting or investment control over the securities owned by Black River
Global Credit Fund, Lafferty Limited, Massachusetts Mutual Life
Ins.
Company, and Carbery Milk Products Limited. Please further revise your disclosure as appropriate or advise.

Consolidated Balance Sheets, page F-3
9. We reviewed your responses to comments 32, 33 and 34 in our letter dated October 28, 2005 and your revised disclosure in Amendment No. 1 to Form S-1. We note that your pro forma balance sheet gives effect to transactions that are expected to occur at the time of the offering. As such, please revise to reflect the issuance of 3,000,000 shares of common stock in the initial public offering. Further, please revise your pro forma statement of operations to remove the adjustments to expense deferred financing charges attributable to the $6.0 million of 6% convertible notes converting to common stock. As pro forma adjustments should not give effect to material nonrecurring charges which result directly from the transaction, we would not expect such charges to be expensed on the pro forma statement of operations. Rather, we would only expect you to reverse the amortization of deferred financing costs included in historical results and to disclose in a note that you did not include an adjustment to expense deferred financing charges. See Rule 11-02(b)(5) of Regulation S-X. Finally, please include an adjustment to reflect the pro forma effect on income tax benefit as a result of your other adjustments.

Notes to Financial Statements, page F-7
10. We reviewed your response to comment 37 in our letter dated
October 28, 2005. As the disclosures required by SAB Topic 11:M have not been provided in Note 1.M as you stated in your response, we reissue the comment.

Note 1. Organization and Summary of Significant Accounting
Policies,
page F-7

General
11. We reviewed your response to comment 38 in our letter dated October 28, 2005. Please tell us in greater detail how the advertising payments made to distributors meet the conditions in Issue 1 of EITF 01-9 to be classified as an expense. In this regard, tell us how you were able to conclude that you receive an identifiable benefit in exchange for the consideration. For example, specifically tell us whether the distributors are required to provide documentation as to how they used the advertising payment. Refer to examples 2 and 3 in Appendix A of EITF 01-9. Further, as previously requested, please disclose your accounting policy for your arrangements, including the statement of operations line item in which each arrangement is classified. Please disclose the related amounts included in selling expense and cost of sales in Management`s
Discussion and Analysis, if material to an understanding of your ability to maintain or increase sales volumes.

K. Goodwill and other intangible assets, page F-9
12. We have reviewed your response to comment 43 in our letter dated
October 28, 2005. With reference to paragraphs 30 and 31 of SFAS 142, EITF Topic D-101 and EITF Issue 98-3, explain specifically how you determined Castle Brands, Inc. is the only reporting unit. In this regard, it would be helpful to understand how many operating segments you have identified under SFAS 131.

Note 6. Intangible Assets, page F-18
13. We have reviewed your response to comment 45 in our letter dated
October 28, 2005. It appears from your disclosure in Note 19 on page
F-42 that GCP paid $2.5 million to GXB for the Gosling global distribution rights in February 2005. As such, it is unclear to us what the $3.3 million minority interest attributed value represents.
Please advise.
14. We have reviewed your response to comment 46 in our letter dated
October 28, 2005. Please expand your response to address the factors addressed in paragraph 11.e of SFAS 142. In this regard, we are particularly interested as to why you believe there are no competitive or economic factors that would limit the useful life of these relationships. Likewise, it is unclear to us why Carbery Group`s apparent ability to change distributors of Boru Vodka subsequent to December 31, 2008 and the fact that you plan to continue the Coman distribution relationship "unless a more attractive arrangement can be secured" does not limit the useful life of these relationships under paragraph 11.a of SFAS 142. In addition, the Carbery agreement is renewable "on terms to be agreed by the parties." Since the terms of any renewal could differ materially from the terms of the current agreement, tell us why you should not view any potential renewal as a new intangible asset for purposes of determining the useful life of the acquired agreement under SFAS 142.

Note 9. Notes Payable and Capital Lease, page F-20
15. Please refer to Part A of your response to comment 48 in our letter dated October 28, 2005. Please tell us the specific accounting literature you relied on in determining that the value of the incremental shares, valued at the initial public offering price, will be recorded as interest expense if an automatic conversion occurs. In this regard, tell us your consideration of the applicability of paragraph 13 of EITF 98-5.
16. We have reviewed your response to comment 48 in our letter dated
October 28, 2005. You disclose in Note 9 that you have the option for the first two years from the date of debt issuance to pay interest in kind. Although we note that you do not believe EITF 00-
27 applies to the convertible subordinated notes, please tell us specifically how you considered Issue 10 of EITF 00-27 in accounting for the convertible instruments.

Note 12. Redeemable Convertible Preferred Stock, page F-27
17. We have reviewed your response to comment 49 in our letter dated
October 28, 2005. Explain to us in significantly greater detail how you concluded the criteria in paragraphs 12.a and 12.b of SFAS 133 were not met, which led to your determination that the conversion features are not an embedded derivative requiring separation from the host contract. With respect to paragraph 12.a, certain features of your preferred stock, such as the cumulative stated dividends and the mandatory redemption dates, indicate that the preferred stock may be akin to a debt instrument. In such a case, the preferred stock would be considered a debt host when analyzing whether the embedded feature is clearly and closely related to that host contract. As a result, the embedded conversion feature would not be clearly and closely related to the host and you would meet the criteria in paragraph 12.a. In explaining how you determined the criteria in paragraph 12.a was not met, please address your consideration of whether the preferred stock is akin to a debt instrument. With respect to paragraph 12.b, please confirm to us that you do remeasure preferred stock to fair value at each reporting date, as your response suggests, and explain to us what accounting literature you are applying. If you conclude that the criteria in paragraphs 12.a and
12.b have in fact been met, please clarify your current explanation as to how you meet the exception provided in paragraph 11.a of SFAS
133.  Specifically address your consideration of paragraph
11.a.(2)
and describe in detail how you applied paragraphs 12-32 of EITF
00-19
in determining that the conversion feature does not represent a liability. In this regard, tell us whether you have a penalty provision, similar to the warrants penalty provision, in the event you do not register the common stock underlying these instruments. If so, tell us how this provision affected your EITF 00-19 analysis, specifically with respect to paragraphs 14-18.

Note 15. Stock Options and Warrants, page F-34

B. Stock Warrants, page F-34

Common Stock Warrants Issued to the Financing Agent, page F-34
18. We have reviewed your response to comment 51 in our letter dated
October 28, 2005.  Under Part A of your response, you state that you
account for the issuance of warrants in connection with the credit facility based on EITF 98-5 as interpreted by EITF 00-27, while under
Part B you state that you follow SFAS 150 in accounting for the warrants issued with the credit facility. Please clarify and tell us in detail the specific provisions of SFAS 150 that support your accounting. Further, explain your consideration of SFAS 133 in which you determined the warrants do not represent a derivative. If you determined the warrants are not derivatives based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how
you applied paragraphs 12-32 of EITF    00-19 in arriving at your
conclusion. In this regard, tell us whether the penalty provision you described in response to comment 49 affected your EITF 00-19 analysis, specifically with respect to paragraphs 14-18.

Note 21. Geographic Information, page F-44
19. We reviewed your response to comment 53 in our letter dated October 28, 2005. Product line revenue disclosures are required by paragraph 37 of SFAS 131. Competitive harm concerns were considered by the FASB and are addressed in paragraphs 109-111 of SFAS 131. Please revise your filing to provide the required product line revenue disclosure. We assume this would require, at a minimum, disclosure of product line revenues for each of the four major spirits categories in which you compete as disclosed on page 52 of your filing. If you believe that other categories are more appropriate, please advise.

Castle Brands Spirits Company Limited Directors` Report and
Financial
Statements, page F-40
20. We reviewed your response to comment 54 in our letter dated October 28, 2005. We are not in a position to grant a waiver of the requirement to file audited financial statements for CB-Ireland
and
CB-UK under Rule 3-05 of Regulation   S-X.  Please either revise
your
filing to include the required audited financial statements, or submit a waiver request directly to the Division of Corporation Finance Office of Chief Accountant (DCAO).

Castle Brands Spirits Company (GB) Limited Cash Flows Data, page
F-88
21. We reviewed your response to comment 55 in our letter dated October 28, 2005 and your revised disclosure in Amendment No. 1 to Form S-1. Your reconciliation of cash flow data to US GAAP is unclear. Your presentation suggests that net cash used in operating, investing, and financing activities was zero under US GAAP while your response states that there were no material differences in cash flows reported under UK GAAP and US GAAP. Please revise.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.








	You may contact Sarah Goldberg at (202) 551-3340 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director

cc:	John E. Schmeltzer, Esq.
	Patterson Belknap Webb & Tyler LLP
	Fax: (212) 336-2222










































Mark Andrews
Castle Brands, Inc.
December 8, 2005
Page 1